Oglebay Norton Company

North Point Tower

1001 Lakeside Avenue, 15th Floor

Cleveland, Ohio 44114

Tel. (216) 861-3300

August 5, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention:	Mr. H. Roger Schwall Assistant Director Division of Corporation Finance

Re:	Oglebay Norton Company Form 10-K for the year ended December 31, 2004 File No. 000-32665

Dear Mr. Schwall:

The undersigned, on behalf of Oglebay Norton Company (the “Company”), is transmitting for filing Amendment No. 2 (“Amendment No. 2”) to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”), marked to show changes made to Amendment No. 1 to the Form 10-K as filed by the Company on April 6, 2005.

Reference is made to the staff’s letter dated July 5, 2005 that sets forth the staff’s comments relating to the Form 10-K. Set forth below are the staff’s comments and the Company’s responses. Capitalized terms used but not defined herein are used as defined in the Form 10-K.

1.	Comment: The table located at the bottom of page 24, labels the reserves as measured and indicated. Change this nomenclature to Proven and Probable to be consistent with the ore reserve definitions of Industry Guide 7.

High quality & purity limestone is generally defined by the calcium carbonate (CaCO3) content as a percentage or another appropriate measurement. Does this measurement apply to the disclosed limestone properties? If so, disclose the appropriate measurements for each mining operation. If not, disclose this fact and describe the

Securities and Exchange Commission

August 5, 2005

challenges to meet product specifications, define the effect on the ore reserve estimates, mining & processing recoveries, and the processing operations.

High quality & purity silica sand deposits are generally defined by the silica (SiO2) content as a percentage, average screen size or another appropriate measurement. Does this measurement apply to the disclosed silica sand properties? If so, disclose the appropriate measurement for each silica sand mining operation. If not disclose this fact and the challenges to meet product specifications, define the effect on the ore reserve estimates, mining & processing recoveries, and the processing operations.

Response: The Company notes the staff’s comment regarding the nomenclature in the table located at the bottom of page 24 of Amendment No. 1 to the Form 10-K and has revised the disclosure on page 5 of Amendment No. 2.

The Company notes the staff’s comment relating to limestone disclosure. The Company believes that the calcium carbonate percentage and/or magnesium carbonate percentage is a measurement that applies to its limestone properties. The Company has disclosed the appropriate ranges of calcium carbonate and/or magnesium carbonate content of the products produced at its limestone properties by including additional disclosure on page 6 of Amendment No. 2.

The Company notes the staff’s comment relating to silica sand deposits disclosure. The Company believes that the silica content percentage and average screen size are measurements that apply to its silica properties. The Company has disclosed the appropriate ranges of silica percentage and range of screen sizes for the products produced at its silica properties by including additional disclosure on page 6 of Amendment No. 2.

2.	Comment: The table on page 25 refers to potential reserves (defined as resources). Only those reserves as defined by Industry Guide 7 may be disclosed in the filing. Remove the potential reserves (defined as resources) table from the filing.

Response: The Company emerged from Chapter 11 on January 31, 2005. During 2004, while the Company was in bankruptcy, there were various interested parties seeking to acquire all or certain segments of the Company. As part of a due diligence documentation process, potential reserves information contained in the Company’s Annual Report on Form 10-K (and defined as “resources”) was made available to these interested parties.

Instruction 3 to paragraph (b)(5) of Securities Act Industry Guide 7 provides that “Estimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law; provided, however, that where such estimates previously have been provided to a person (or any of its affiliates) that is

Securities and Exchange Commission

August 5, 2005

offering to acquire, merge, or consolidate with the registrant…[then] such estimates may be included.”

The Company believes that, following instruction 3 to paragraph (b) (5) of Industry Guide 7, it is appropriate to provide the potential reserves information as additional disclosure because these estimates had previously been provided to a person that was offering to acquire the Company.

In accordance with the conversation among Mr. Ken Schuler of the staff and representatives of the Company on July 18, 2005, the Company notes the staff’s comment and suggested language revisions. The Company has revised the disclosure on page 6 of Amendment No. 2 by changing its disclosure to use the term “mineable material” instead of the term “resources.” The Company has also added the following disclosure on page 6 of Amendment No. 2: “To bring this mineable material into reserves, additional drilling and sampling would be needed.”

As part of this response letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (216) 861-8941 if you have any further questions regarding this filing.

Very truly yours, Oglebay Norton Company

By:	/s/ Julie A. Boland
Name:	Julie A. Boland
Title:	Vice President, Chief Financial Officer and Treasurer

cc:	Ken Schuler, U.S. Securities and Exchange Commission
Rochelle Walk, Esq., Oglebay Norton Company
David Porter, Esq., Jones Day